

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Tianshi (Stanley) Yang
Chief Financial Officer
TD Holdings, Inc.
139, Xinzhou 11th Street , Futian District
Shenzhen , Guangdong, PRC 518000

> **Re: TD Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 10, 2023**
> **File No. 001-36055**

Dear Tianshi (Stanley) Yang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Cover Page

1. We note your definition of "China" does not include Hong Kong. In future filings, please revise the definition to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong. We also note that you have some Hong Kong entities as part of your corporate structure; please discuss in future filings the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of applicable laws and regulations include, but are not limited to:
    *   Enforceability of civil liabilities in Hong Kong;
    *   China's Enterprise Tax Law ("EIT Law");
    *   Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and their potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and
    *   Risk factor disclosure explaining whether there are laws/regulations in Hong Kong

Tianshi (Stanley) Yang
TD Holdings, Inc.
July 10, 2023
Page 2

that result in oversight over data security, how this oversight impacts the company's business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Item 1. Description of Business, page 1

2.   In future filings, please disclose prominently in this section of the annual report that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

3.   In future filings, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer securities to investors in the future and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

4.   In future filings, provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.

Applicable Government Regulations, page 11

5.   We note your disclosure listing the PRC regulations you comply with. In future filings, please also disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to maintain your registered securities program. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to your operations, and state affirmatively whether you have received all requisite

permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In addition, if you rely upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business, please state as much or explain why such an opinion was not obtained if applicable.

Item 1A. Risk Factors
Risks Related to Doing Business in China, page 25

6.   In future filings, please include disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive "non-inspection years" from three years to two years, and thus reduces the time before the securities of a non-compliant issuer may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

7.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise your disclosure in future filings to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

8.   In light of recent events indicating greater oversight by the CAC over data security, particularly for companies listed on a foreign exchange, please revise your disclosure in future filings to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In addition, if you rely upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals from the CAC to operate your business, please state as much or explain why such an opinion was not obtained if applicable.

General

9.   We note that one or more of your officers are located in the PRC/Hong Kong. In future filings, please disclose (i) that is the case and identify the relevant individuals, and (ii) include a separate "Enforceability" section and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-221-7470 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services